UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

> Brandcasters, Inc.

Legal status of Issuer:

> ***Form:***

> Corporation

Jurisdiction of Incorporation/Organization:

> Nevada

Date of Organization:

> May 13, 2017

Physical Address of Issuer:

> 26632 Towne Center Dr, Ste 300
> Foothill Ranch, CA, 92610, USA

Website of Issuer:

> https://podetize.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC d/b/a Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Piermont Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000 Units

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000 USD

Deadline to reach the Target Offering Amount:

April 22, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

Eight (8)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Filing Date: February 2, 2022

Brandcasters, Inc., d/b/a Podetize



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)]

Brandcasters, Inc., d/b/a Podetize ("**Brandcasters**"), the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 22, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Piermont Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000.00	$94,000.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING

IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://podetize.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/podetize.

The date of this Form C is February 2, 2022.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Brandcasters, Inc., d/b/a Podetize (the "**Company**") provides a comprehensive service to its Podcast host clients, assisting and promoting their viewability, web footprint and applicable returns in the emerging digital environment by building simple, easy to use software and marketing service solutions to promote each podcaster and their respective brand's professional production value and visibility.

The Company as incorporated in Nevada as a corporation on May 13, 2017, and qualified to do business in California as a foreign/non-domestic corporation on May 22, 2019.

The Company is located at 26632 Towne Center Dr, Ste 300, Foothill Ranch, CA, 92610, USA.

The Company's website is https://podetize.com/.

The Company conducts business in multiple jurisdictions throughout the United States, and offers its client services primarily over the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/podetize (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at eh time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100+
Offering Deadline	April 22, 2022
Use of Proceeds	See the description of the use of proceeds on page 16 hereof.

Voting Rights	See the description of the voting rights on page 9.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

\
The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target

Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with a designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless such right is otherwise provided by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Brandcasters, Inc., d/b/a Podetize

Description of the Business

Through a world-wide team of experienced personnel, Brandcasters, Inc. known by its industry trademarked brand as "Podetize," provides a comprehensive service to the podcast host that help video-casters and podcasters be seen, heard, found, and rewarded in the emerging digital environment. The Company builds simple, easy to use software and marketing service solutions to help each podcaster and their respective brand to appear professional and to get economically rewarded for the original content creation and retain and monetize the intellectual property and platform authority.

Business Plan

Brandcasters, Inc. plans to significantly expand its business and the Podetize® brand by increasing direct-to-podcast-host sales and marketing, investing in accelerating the time-to-market for technology and product development initiatives already underway, website portal optimization, and launching a public application. The Company aims to achieve profitability in 2022. The proposed capital raise is also targeted to provide the company with the infrastructure and team resources required to meet the current and rapidly expanding consumer base.

Competition

The markets in which our products are sold are highly competitive. While the Company has emerged in the market at a trusted service provider with established trust and good will, our products compete against similar products of many large and small companies, including several well-known global competitors such as Megaphone, SimpleCast and BuzzSprout. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Brandcaster's customers are 98% individual small to mid-sized businesses or solo entrepreneurs. The other 2% are corporations or larger firms such as the company's current clients Coca-Cola and Hearst Publications.

Supply Chain

As of the subject filing, the Company's prime suppliers deliver digital goods, expressly but without limitation including the Company's database server, production system software provider and applicable editing software provider. Continuing hardware needs are sources and provided as needed and/or applicable to emerging best market/technology offerings.

In each of the foregoing sectors, the Company has access to alternative suppliers.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country

USPTO Trademark Reg. No. 6245147	Podetize	IC 035. Brand concept and brand development services for corporate and individual clients; Development of marketing strategies, concepts and tactics, namely, audience development, brand awareness, online community building and digital word of mouth communications. IC 041. Education services, namely, providing non-downloadable videos, group coaching, and on-on-one coaching in the fields of podcasting, branding, audio production, search engine optimization, blogging, website management, and syndication; Production of audio recording; Publication of on-line podcasts of others; Post-production editing of audio files for others; Production of podcasts. FIRST USE: 20200618. FIRST USE IN COMMERCE: 20200618 IC 042. Graphic design; Hosting of digital content on	Jun. 18, 2020	Jan. 12, 2021	USA

		the Internet; Managing web sites for others; Website development for others; Creating and maintaining blogs for others; Web site hosting services. FIRST USE: 20200618. FIRST USE IN COMMERCE: 20200618			
Provisional Patent App. No. 63042146	Podetize Automatic insertion and Swapping Method for Audio and Video Computer Files	[Confidential]	Jun. 22, 2020	N/A	USA
Provisional Patent No. 63042137	Brandcaster Self Recording Microphone with Customizable Mic Flag	[Confidential]	Jun. 22, 2020	N/A	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
User Acquisition/ Marketing[1]	50%	$12,500	50%	$535,000
Sales and Operations Expansion[2]	22%	$5,500	22%	$235,400
UX and Platform Expansion[3]	12%	$3,000	12%	$128,400
Working Capital	10%	$2,500	10%	$107,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

Brandcasters, Inc. intends to use the net proceeds of the offering to scale up the current podcast hosting software user acquisition marketing campaign, predominately but without limitation through expanded Google, Facebook, LinkedIn, and direct email advertising. Currently these marketing programs are running at a CAQ from $144 to $299 with an LTV of $1,700 to $14,000, depending on the service level purchased. Servicing the projected increase in users and clients developed from the expanded marketing efforts will require a moderate expansion of the company's US sales and international operations. It will also require growth in the UX, and anticipated updates to the Podetize software and client portal/platform to manage increased traffic. Brandcasters, Inc. has also dedicated 10% of net proceeds for general working capital assigned to maintaining and streamlining continuing operational and business efficiencies.

[1]The Company will use these proceeds to expand Direct-to-Consumer marketing efforts and capacity, including content creation, paid advertising, direct/individual and trade show participation efforts and further investments in expanding sales and consumer reach.

[2]These proceeds will be used to increase and further develop the Company's internal and external sales force, including internal team hiring and outsourced professional services, and for related operational infrastructure investments required to meet the growing demand from current clients and expanding sales pipeline.

[3]The Company will use these proceeds for investments in platform and hardware needs required to provide increased service offerings (volume and service breadth) to meet both current and developing/growing client needs.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers/Key Personnel

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tracy L. Hazzard	President and CEO, Director (May 2017-present)	Primary management, operational and strategic oversight; Marketing, Finance and strategic planning.	BFA (1992); Rhode Island School of Design
Thomas B. Hazzard	Vice President and Secretary, CTO, Director (May 2017-present)	Sales and technical product, technology, and service development.	BFA, Industrial Design (1992); Rhode Island School of Design

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to applicable Nevada and California laws and regulations. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 125,000 shares of common stock, par value $0.00 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 25,000 shares of Common Stock will be issued pursuant to the offering.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	31,425
Par Value Per Share	$0.00
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	SBA EIDL	Business Line
Creditor	Small Bus. Administration	Intuit Financing
Amount Outstanding	$745,200	$60,000
Interest Rate	3.75%	6.68%
Description of Collateral	Continuing security interest in and to any and all Collateral (as defined by the Note), including but not limited to all interest, other fees and expenses (all collected by the Borrower, and all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.	Continuing security interest in all of Merchant's now existing or hereafter created or arising personal property (referred to, collectively, as the "Collateral") including, without limitation, all of Merchant's Accounts (including the Account); Deposit Accounts; Documents; General Intangibles, Goods, Equipment, Inventory, Fixtures, Instruments, Money, Supporting Obligations; property of Merchant held by Lender or any other party for whom Lender is acting as agent, including, without limitation, all property of every description now or hereafter in the possession or custody of or in transit to Lender or such other party for any purpose, including, without limitation, safekeeping, collection or pledge, for the account of Merchant or as to which Merchant may have any right or power; other goods and personal property of Merchant, wherever located, whether tangible or intangible, and whether now owned or hereafter acquired, existing, leased or consigned by or to Merchant; and, to the extent not otherwise included, all Proceeds of each of the foregoing and all accessions to, substitutions and replacements for and rents, profits and products of each of the foregoing.

Other Material Terms	Std. SBA	N/A – Per Std. Loan Agmt.
Date Entered Into	10/10/2021	12/14/2021
Maturity Date	30 Years	12 months

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Tracy L. Hazzard	14,875 Issued/Common	47.33%
Thomas B. Hazzard	14,875 Issued/Common	47.33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Brandcasters, Inc. d/b/a Podetize (the "**Company**") was incorporated on May 13, 2017 under the laws of the State of Nevada, and qualified at a Foreign corporation under the laws of Californian on May 22, 2019. The Company is headquartered in Foothill Ranch, CA. The Company operates under the fictitious business name and registered US Trademark rights in and to Podetize, as set forth on the Company's web site at https://podetize.com/.

Reporting of Assets

	Most recent fiscal year-end ('20)	Prior fiscal year-end ('19)
Total assets	88,894 *[+ 343,217]	91,781 *[+ 228,603]
Cash/Cash Equiv.	20,952	2,866
Acct. Rec.	0	46,098
Short term debt	30,515	77,968
Long term debt	99,391	0
Revenues/Sales	1,003,806	618,782
Cost of Goods/Revenues	495,715	346,878
Taxes paid	0	0
Net Income	(183,139)	(150,247)

[Cash received on non-refundable prepaid (i.e., qualifiable as reportable assets, notwithstanding appearing as liability on the company's balance sheet, i.e. deferred income/no actual debt or liability incurred—see company financials under Prepaid Episodes.)]

As of December 31, 2021 the Company had an aggregate of $61,289 in cash and cash equivalents and $299,746 in Prepaid Deferred Revenue, leaving the Company with approximately thirteen (13) months of operating runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company has no current planning or intention to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
N/A	N/A	N/A	N/A	N/A	N/A

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

No qualifying related person transactions have been undertaking by the Company during the relevant reporting period.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 22, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00 USD and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Piermont Bank until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary access Piermont Bank's services via a technological integration with Prime Trust, LLC that allows users of Prime Trust's services to access certain services of Piermont Bank. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is

24

made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "**Nominee**"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $3,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $7,500,000 (the "Valuation Cap") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $7,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.
.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company or their authorized designee.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Tracy L. Hazzard
(Signature)

Tracy L. Hazzard
(Name)

President and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tracy L. Hazzard
(Signature)

Tracy L. Hazzard
(Name)

Director
(Title)

February 2, 2022
(Date)

/s/ Thomas B. Hazzard
(Signature)

Thomas B. Hazzard
(Name)

Director
(Title)

February 2, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

BRANDCASTERS, INC.
(A Nevada Corporation)

FINANCIAL STATEMENTS

ACCOUNTANTS' REVIEW REPORT

DECEMBER 31 2020 AND 2019

BRANDCASTERS, INC

(A Nevada Corporation)

TABLE OF CONTENTS

DECEMBER 31, 2020 AND 2019

ALAN T. SCHIFFMAN, CPA, PC

Financial Strategists   Business Consultants

1166 Dimock Lane   Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net Website: alantschiffman.com

Board of Directors
BRANDCASTERS, Inc
Foothill Ranch, CA 92610   **Independent Accountant's Review Report**

We have reviewed the accompanying financial statements of BRANDCASTERS, Inc., (a Nevada Corporation) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the two years ended December 30, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I (We) believe that the results of my (our) procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of BRANDCASTERS, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Alan T. Schiffman, CPA
October 25, 2021

BRANDCASTERS, INC

(A Nevada Corporation)

Balance Sheets

December 31, 2020 and 2019

(See Accountant's Review Report)

		2020		2019
Assets				
Cash and cash equivalents		20,952	$	2,866
Accounts receivable, net			$	46,098
Loans receivable, shareholders		40,245	$	36,494
Prepaid expenses		21,667	$	6,323
Total current assets		82,865	$	91,781
Fixed Assets				
Fixtures and equipment		9,491	$	2,383
Accumulated depreciation		(3,662)	$	(2,383)
Total Fixed Assets - net		5,829	$	-
Total Assets	$	**88,694**	$	**91,781**
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts Payable		4,791	$	11,862
Accrued expenses		8,410	$	24,618
Loan payables		15,860	$	41,850
Payroll and Sales taxes payable		1,454	$	(362)
Total Current Liabilities		30,515	$	77,968
SBA Loan		21,190		
Note payable, bank		78,201		
Deferred Episode Revenue		343,217	$	228,603
Total Liabilities		473,123		306,571
Stockholders' Equity				
Common stock, no par value 125,000 shares authorized 31,250 sharres issued and outstanding as of December 31, 2020 and 2019	$	88,500	$	75,000
Retained Earnings (deficit)		(472,929)	$	(289,790)
		(384,429)	$	(214,790)
Total	$	**88,694**	$	**91,781**

BRANDCASTERS, INC

(A Nevada Corporation)

Statements of Operations

For the Years Ended December 31, 2020 and 2019

(See Accountant's Review Report)

	2020	2019
Revenues		
Sales	$ 1,003,806	$ 618,782
Cost of Goods Sold	495,715	$ 346,878
Gross profit	$ 508,091	$ 271,904
Operating Expenses		
Advertising and marketing expenses	$ 129,872	$ 68,340
Contractors - marketing	$ 87,607	$ 24,717
R & D expenses	$ 98,930	$ 39,176
General and Administrative expenses		
Accounting	$ 115	$ 300
Bank Fees	$ 9,363	$ 2,422
Business Promotion		
Computer supplies - Web services	$ 26,293	$ 28,235
Contractors/Retainers		$ 1,815
Insurance Expense	$ 304	$ 2,037
Janitorial	$ 9,240	$ 8,208
Legal and Professional Fees	$ 28,751	$ 13,213
Meals & Entertainment	$ 4,511	$ 6,110
Office Expenses	$ (1,790)	$ 2,009
Payroll Expenses	$ 19,980	$ 8,441
Rent - office expenses	$ 50,482	$ 32,330
Salaries	$ 166,013	$ 92,435
Supplies	$ 5,136	$ 2,053
Telephone and Internet	$ 5,552	$ 5,689
Travel	21,326	45,491
Total Operating Expenses	$ 661,683	$ 383,021
Other Income & Expenses		
Grant income	$ (3,000)	
Interest Expenses	29,733	36,393
Depreciation	1,279	1,737
Charitable donation		300
Taxes and licenses	1,535	700
	29,547	39,130
Net income (loss) before taxes	(183,139)	(150,247)
Income tax		
Net income (loss)	$ (183,139)	$ (150,247)

BRANDCASTERS, INC
(A Nevada Corporation)
Statement of Shareholders' Equity
For the two years ended December 31, 2020 and 2019
(See Accountant's Compilation Report)

	Common Shares	Common Stock		Retained earnings (Deficit)		Total	
Balance January 1, 2019	31,250	$	75,000	$	(139,542)	$	(64,542)
Net Income (Loss)				$	(150,248)	$	(150,248)
Balance, December 31, 2019	31,250	$	75,000	$	(289,790)	$	(214,790)
Shareholders' contribution		$	13,500			$	13,500
Net Income (Loss)				$	(183,139)	$	(183,139)
Balance, December 31, 2020	31,250	$	88,500	$	(472,929)	$	(384,429)

See accompanying notes to financial statements
(3)

BRANDCASTERS, INC
(A Nevada Corporation)
Statement of Cash Flows
For the Years ended December 31, 2020 and 2019
(See Accountant's Compilation Report)

	2020	2019
Cash Flow From Operating Activities		
Net income (loss)	$ (183,139)	$ (150,248)
Depreciation & Amortization	$ 1,279	$ 1,737
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	$ 27,003	$ (78,832)
Increase (Decrease) in accounts payable	$ (7,072)	$ 8,364
Increase (Decrease) in Deferred Episode Revenue	$ 114,614	$ (15,973)
Increase (Decrease) in other liabilities	$ (40,382)	$ 237,740
Net cash provided by (utilized in) operating activities	(87,697)	2,788
Cash flow (absorbed in) from Investing activities		
Fixed asset purchase	(7,108)	(1,737)
	$ (7,108)	$ (1,737)
Financing Activities		
Adjustments due to changes in accounting methods		
Capital contribution (distribution)	13,500	
Proceeds from long term loans	99,391	
Net cash used in financing activities	112,891	0
Net (decrease)/increase in cash and cash equivalents	18,086	1,051
Cash and cash equivalents, beginning of year	2,866	1,815
Cash and cash equivalents, end of period	$ 20,952	$ 2,866

See accompanying notes to the financial statements

BRANDCASTERS, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

BRANDCASTERS, Inc. (which may be referred to as the "Company", "we," "us," or "our"), is a Nevada corporation which was organized May 23, 2017. Through a world-wide team of experienced personnel, the Company, operating as "Podetize," provides a comprehensive service to the Podcast host that help Video and podcasters be seen, heard, found and rewarded in the emerging digital environment. The Company builds simple, easy to use solution to help each podcaster and their respective brand to appear professional and to get economically rewarded for the original content creation, and retain and monetize the intellectual property and platform authority.

Since May 23, 2017, the Company has relied upon its shareholders, certain prepayments for episodes and other notes payable for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated no profit and has accumulated losses aggregating $472,929. These matters do raise concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) convertible promissory note and/or preferred stock (see Note 13). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $1,070,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 11 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 the Company has a balance of $20,952.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $491,574 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. under normal trade terms, primarily requiring pre-payment before services are rendered.

The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company has accounts receivable of $49,732 and $0, respectively.

Development of eCommerce Interactive Software Application and Website

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the eCommerce PODETIZE App. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired PODETIZE App. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the PODETIZE App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment of asset value as of December 31, 2020.

Patents, Trademarks and Copywrites:

The Company capitalizes patents, trademarks and copywrites which have continuing values, enhancing the PODETIZE Brand and amortizes such costs over the estimated useful lives. Periodically, management evaluates the current values of such assets. The Company writes down the values of diminished patents, trademarks and copywrites.

Property, Equipment and Depreciation

Property and equipment is stated at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. At December 31, 2020, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes which may be due currently plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's prior account recorded a deferred tax asset of $40,000. The deferred tax asset has been written off as a prior period adjustment and charged to retained earnings (deficit) as of June 30, 2019.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The principles-based standard requires consideration of a five-step framework that includes estimates on the revenue recognized for the accounting period. The five-step process for recognizing revenue and areas that require significant judgement require identification of (1) contracts (including modifications) with customers requiring agreements between the Company and the customer, (2) separate performance obligations that transfer goods and services to the customer, (3) the transaction price, the consideration that the customer expects to receive in exchange for the negotiated goods and services, (4) allocated transaction price to separate performance obligations, if applicable, and (5) revenue recognition over the contract period of performance of the obligations transferring the promised goods and services.

For years ending December 31, 2020 and 2019, the Company had revenue of $1,003,806 and $618,782 respectively.

Property and Equipment and Depreciation

Property and equipment is recorded at cost. Depreciation or property and equipment is provided for by charges to income using the straight-line method over the estimated lives of the respective assets, which range from three to seven years. the Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have developed that warrant revision of the estimated benefit period. At December 31, 2020, management believes no condition of impairment exists.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Equity Based Compensation

The Company believes that incentive stock option awards will help the Company attract, retain, and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - FURNITURE AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2020 and 2019 the Company has the following property and equipment:

	2020	2019
Furniture and equipment	$ 9,491	$ 2,383
Less, accumulated depreciation	($ 3,662)	($ 2,383)
Property and equipment, net	**$ 5,829**	**$ 0**

For income tax purposes, the asset is deducted against operating income when purchased.

NOTE 4 – LOANS, NOTES AND OTHER LONG-TERM PAYABLES
Loans payable

As of December 31, 2020 and 2019, the Company had outstanding loans payable in the amount of $15,860 and $41,850 respectively. The Loans payable are uncollateralized, due within twelve months and bear interest at the highest rate allowed by law; currently, an average interest rate of 24% per annum.

Notes payable, U.S. Small Business Administration:

During the year ended December 31, 2020, the Company borrowed money from the U.S. Small Business Administration. The Company received loans pursuant to the Payroll Protection Program (PPP) and the Economic Injury Disaster Loan program ("EIDL").

Payroll Protection Program:

The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 (CAA). The PPP loan will be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period.

During April 2020, the Company received a loan in the amount of $21,190 under the Payroll Protection Program of the U.S. Small Business Administration (PPP). During 2021, the loan amounting to $21,190 was forgiven. The Company will elect to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed. In accordance with ASC 405, "Liabilities," the PPP loan remains a liability until the Company is legally released (obtained forgiveness) from its obligation. The forgiveness received by the Company is recorded as a gain upon the extinguishment of debt in the accompanying statement of operations.

Economic Injury Disaster Loan:

In August and October 2021, the Company received loans aggregating $745,200 under the Advance phase of an Economic Injury Disaster Loan. The unsecured loan matures in October 2051, bears interest at the rate of 3.75% and is payable at the rate of $3,669 per month. The Shareholders are guarantors of the loan.

NOTE 5 – OTHER LONG TERM PAYABLE

Note payable, bank

Effective as of November 25, 2020 the Company established a Flex Pay Loan in the amount of $70,500. The loan payback multiple rate is 1.22 times the initial Term of Loan. Commencing December 9, 2020, loan is to be paid back at the rate of $1,952 for 26 weeks with a final payment in week 26 of $35,250. The interest rate is 11% per annum. The Company paid a loan fee of $2,115.

NOTE 6 – DEFERRED EPISODE REVENUE

Monthly, the Company records as deferred episode revenue, the total revenue applicable to the production of episode packages. Based upon the length of specific contracts, thereafter, the deferred episode revenue is recorded on a prorate basis, as sales income earned on the Statement of Operations.

NOTE 7 – INCOME TAXES

The Company has filed its income tax returns for the three years ended June 30, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard corporation.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 8 – LEASE CONTRACT ARRANGEMENTS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

When management enters into a material lease it will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, will allow the Company to carryforward the historical lease classification. In addition, the Company will elect the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard can materially affect the net earnings (loss). The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

NOTE 9 – STOCKHOLDERS' EQUITY

Capital stock:

Pursuant to the Company's Articles of Incorporation dated May 23, 2017 and the Company Shareholder Agreement of January 18, 2020, the Company initially authorized the issuance of seventy-five thousand (75,000) shares of common stock. During the year ended 2020, the Company authorized the issuance of one hundred twenty-five thousand (125,000) shares of common stock having no par value. The Shareholders are entitled to pre-emptive rights.

The number of shares of Common Stock reserved under the Stock Incentive Option Plan is 13,725 shares. As of May 31, 2021, 175 shares of common stock have been awarded for services rendered, at a strike price of the fair value as of the date of issuance of the stock award

NOTE 10– RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

NOTE 12– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. For the period from inception through December 31, 2020, the Company has incurred losses. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events during the period from July 1, 2021 through September 25, 2021, the date that the financial statements were available to be issued.

Crowdfunded Offering

As of July 19, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of Simple Agreements for Future Equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form CF, as amended in order to receive any funds. See Form CF elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $1,070,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity

and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through October 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through October 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Podetize
Logo	
Headline	Making podcast monetization actually profitable for all
Slides	
Tags	Startups

Summary

- High-growth platform for producing & monetizing podcasts with ads
- 93% client retention rate & recurring revenue generates LCV of $14,820
- 37% ad conversion rate, 2x higher than industry average (YE 2020)
- 4.2M monthly listeners(YE 2020) w/ 500+ subscribers & 1K podcasters (6/21)
- Podcaster founders have 91% commercialization rate for 25 patents
- Featured in CIO, Entrepreneur, Forbes, Wired, & Harvard Business Review
- 2021: projected $1.3M revenue, $249K EBITDA with 62% margin

Problem

The Traditional Podcast Revenue Model is Broken

Podcasts can be really profitable when done properly.

But the vast majority of podcasters are not able to effectively 'Podetize®' (read: monetize) their podcasts.

Traditional Podcasting Leaves Money on the Table

92.9% of podcasters can't run ads and monetize their shows with their own products and services.

This results in a massive opportunity cost for the podcasters, hosting platforms, and advertisers.



Companies like iHeartRadio & Spotify follow an archaic broadcast-based model, in which the vast majority of podcasts aren't qualified to run ads because they don't pass minimum downloads-per-episode averages.

This leaves **2M+ podcasters unable to monetize their show**, and hosting platforms seeking ways to offload unprofitable podcasts that suck up resources like server bandwidth without generating ad revenue.

Podetize's Competitors Have a Major Value Problem



A SHOWS	B SHOWS	C SHOWS	D SHOWS
Ad Revenue	High LTV MRR	New/Podfade Risk	$0 Revenue and Drain on Servers

ANCHOR
$140M Spotify Buyout
19,000 Shows
<$1M Revenue
CAQ $736/Show
$7300 Value/Show

MEGAPHONE
$235M Spotify Buyout
5,500 Shows
<$4M Revenue
CAQ $727/Show
$43,000 Value/Show

PODETIZE
Target $700M Buyout by 2024
17,500 Shows
>$23M Revenue
CAQ $157/Show
$40,000 Value/Show

So where's the good podcasting money at?

Ads.

67% of podcast listeners don't mind ads, compared to just 6% of TV and commercial radio listeners who don't. It's why brands are so eager to advertise on podcasts—listeners want to support their favorite hosts by supporting the brand advertisers.

Solution

The All-in-One Platform for More Profitable Podcasts

PODETIZE®
Brandcasters, Inc.

Smarter marketing, production, syndication, and advertising for podcasts & videocasts.

The Podetize® platform empowers ALL podcasters to host, grow, and monetize their show by creating a win-win-win ecosystem for podcast monetization.

We use our proprietary patent pending SaaS and MaaS (Marketing as a Service) technologies to help:

- Podcasters be seen, heard, found, and monetized
- Advertising brands yield a higher conversion rate and ROI
- Listeners earn by doing what they want to do: listen & consume.

How Podetize is Different

- More solutions via SaaS and MaaS model to **create profitable shows faster with increased revenue** from episode 1 with ads that are timely, relevant, and baked-in.

- **Active user opportunity:** Built for the 98% of active podcast hosts that generate 80% of the shows, downloads/plays, and revenue in the marketplace.

- High ad conversion rates: Podetize® Ad-Mixing increases targeting with **37% call-to-action conversion, over 2x higher than podcast industry average** conversion rates.

Product



Whether podcaster or advertiser, Podetize® has a solution for better results.

For Podcasters:
MaaS Production Services

SaaS Syndication
Podcast Hosting, Distribution, and Syndication

Automated Software Membership Portal

- Recurring revenue stream at $49-$299/month
- Auto-add of intro/outro with audio editing
- Patent-pending ad mixing for timely ads
- Baked-in audio ads (not streaming)
- Back catalog capitalization on shows, topic-based episodes, multiple shows, and run of network

MaaS Production
DIY to Done-for-You

- $15K LTV with prepaid fees
- 61% referral rate
- 60% gross margins
- Starting at $179/episode for video, audio, video-to-blog, social share assets, and more.
- Prepaid launch set-up
- Prepaid episode production
- 7-day turnaround time

For Advertisers & Network Builders:
PodListR™ launching March 2022

Podcast Valuation & Marketing Platform (like Zillow for podcasts)

- Directory of podcasts with each show's Podetize® Value: the sales & advertising value of each podcast.
- RR $9-49/monthly & listening fees $1K-10K
- Lists of right-fit shows based on podcast content and value of content and audience
- 75% complete with proven algorithm built on manual services

And launching in 2023... the Podetize® Win-Win-Win Ecosystem Listener Marketplace App to incentivize and reward listeners.

For Podcasters:
MaaS Production Services

SaaS Syndication
Podcast Hosting, Distribution, and Syndication

Automated Software Membership Portal

- Recurring revenue stream at $49-$299/month
- Auto-add of intro/outro with audio editing
- Patent-pending ad mixing for timely ads
- Baked-in audio ads (not streaming)
- Back catalog capitalization on shows, topic-based episodes, multiple shows, and run of network

MaaS Production
DIY to Done-for-You

- $15K LTV with prepaid fees
- 61% referral rate
- 60% gross margins
- Starting at $179/episode for video, audio, video-to-blog, social share assets, and more.
- Prepaid launch set-up
- Prepaid episode production
- 7-day turnaround time

For Advertisers & Network Builders:
PodListR™ launching March 2022

Podcast Valuation & Marketing Platform (like Zillow for podcasts)

- Directory of podcasts with each show's Podetize® Value: the sales & advertising value of each podcast.
- RR $9-49/monthly & listening fees $1K-10K
- Lists of right-fit shows based on podcast content and value of content and audience
- 75% complete with proven algorithm built on manual services

And launching in 2023... the Podetize® Win-Win-Win Ecosystem Listener Marketplace App to incentivize and reward listeners.

It's all a positive feedback loop.

As the Podetize® production and publishing platform grows through increasing and activating more profitable podcasters, the listener marketplace app becomes more vibrant—encouraging more brand advertisers, attracting more podcasters to the platform, and drawing even more listeners and consumers.



Sellers/Podcasters
Buyers/Networks
Show Sales & Ad Valuations
Verifications Audits & Reviews
Marketing & Ad Boosts
Increase Actual Valuations
Subscriber Lead Gen
No Escrow Closing
PodListR™
1.3M Listed
13K Offered
$650M Listing Value
Criteria-Based Listing Service
Wishlist to Build Networks
Trusted & Verified Valuations
Based on real or verified data NOT estimates or Host self-disclosure
Integrated Transfer Support
Full Sales, Contract & Escrow Support

PODCHASER
IMDB of Podcasts
Strategic Partnerships
GOOGLE
Keyword Tools
SEM Rush | WordPress

Traction

Podetize®: the Leading Podcast Platform

As the largest podcast production company with above-average referral and client growth rates, Podetize®'s success is self-evident:

- The majority of our clients refer their colleagues to us, leading to a 78% close rate (171 of 360 in 2020) for referrals.

- Recurring revenue generates a lifetime client value of $14,820.
- Average client lifespan is 34+ months with a 92.7% retention rate. (Industry standard is less than 38%.)
- Our clients see 54% organic keyword growth and 39% organic web traffic growth monthly to their core business website when they produce at least one episode weekly.
- With a higher-than-average advertising conversion rate of 37% combined with our patent pending ad-mixing technology, we immediately maximize the ad dollars earned by networks and independent show hosts.

5-year revenue projections

5 Year Revenue Projections	2020	2021	2022	2023	2024
DFY CLIENTS	360	576	1,709	5,017	10,685
SUBSCRIBERS	63	339	13,049	28,216	43,648
Recurring Revenues	$66.7K	$86.7K	$2.3M	$6.4M	$15.9M
Product Revenues	$1.2K	-	$3.0M	$5.0M	$6.3M
Services Revenues	$936K	$1.3M	$2.2M	$8.7M	$19.0M
Ad/App Revenues	-	-	$4.0M	$14.4M	$20.6M
TOTAL REVENUES	$1M+	$1.4M	$11.5M	$34.5M	$62.0M
VALUE FACTOR	10x	15x	20x	25x	30x
VALUATION	$10M	$21M	$230M	$862M	$1.8B

NOTES:
- The company carries no Accounts Receivables risk as all production services are either recurring or prepaid/non-refundable and held on account.
- All financials are actual through October 2021.
- Valuation multipliers are based on conservative industry demand and recent industry acquisition valuations.

PODETIZE

Customers



Podcasters Love Podetize®

Podetize® has served over 500 subscribers and 1000 podcasters, and this number grows monthly. We've syndicated over 20,000 episodes, and as of Oct 2021, our network shows have a combined 27.2 million monthly listenership.

We have an established reputation in the podcasting industry. Our clients rave about our team and services, and the **average client lifespan is 34+ months with a 92.7%** retention rate, compared to the industry standard retention rate of less than 38%.



Podcast Hosts

- Stay active longer
- Market consistently and constantly
- Have more time to create engaging content to grow audiences
- Build more residual value and revenue streams

Advertisers

- Get keyword-targeted precision marketing
- Build strong trust and confidence among customers
- Maximize ad ROI with 37% conversion rate, 3x higher than standard tv/radio rates

Our clients are experts in their fields: influencers, entrepreneurs, thought leaders, speakers, authors, coaches, celebrities, and professionals building or growing personal brand-based and/or service-based businesses. Our largest segments are in the health & wellness, real estate, financial investing, and personal development categories.

Podetize Clients Get Results

"Because of the Podetize system, I've booked speaking gigs, more people are finding me, my SEO and Google ranking are way up. It's really a beautiful system."



Adam Markel
Speaker, Author, Business
Mentor at The Conscious PIVOT

"I am super pleased with Podetize and its service. I have probably referred over a dozen people."



Mitch Russo
Coach, Writer, Business Genius
at Your First Thousand Clients

"I just love the number of listens I am getting since working with Podetize. My listeners are up, 5 times more, because they know how to make Google love and list my show. My advertising revenue has also gone up, which isn't terrible either."



Mark S A Smith
Author and Podcast Host
at Selling Disruption Show

Tracy And Tom Hazzard's
Press, Clients, And Brands



















Business Model

Walking the Walk with a Proven Market Strategy

We combine attraction, organic, and guerrilla marketing strategies—modeling what our clients struggle with—using little paid marketing until tactics prove double digit conversion.

Client Referral Program	Certified Partner Programs	The Binge Factor Podcast	Direct Response Social Ads & Posts	Podcast RSS Feed Voice Ads
				
61% of clients made 1+ referrals in 2020	White Label or JV Partners	Using podcasting as a lead generating model	Launching Q4 2021	Using our IP to stream a unique feed to Apple/Spotify
Sales Cost <5%	13% of Sales in 2020	Resulting in 26% of Sales from funnel/ referrals in 2020	CAQ: <$1/lead; <$20 to buy	Direct Podetize app ads on any platform show to attract active listeners to switch
Conversion of Referrals to Sales at 68%	Paid Certification program beginning Q4 2021	Conversion Rate: 37% and increasing leads in 2021	27.8% ad conversion Lead Generator for hosting 2+% Conversion to Client	
CAQ: $2.25/Client	CAQ: $200/Lead	CAQ: $50/Client	CAQ: $299 initial	Testing in Q1 2022
LTV: $15K	LTV: $20K	LTV: $15K	LTV: $800	

Lean marketing budget only 15% of sales

Market

117+ Million Monthly Listeners and Counting

Podcasting is now the fastest-growing advertising medium. In 2021, the number of Americans listening to podcasts at least monthly passed 117M.

This has caused the podcast industry market value to swell to a staggering $1.6 billion in 2021—all because of podcasting's value in effective direct response advertising. By 2023, podcasting is expected to surpass $2 billion in ad spending.

60% of podcast listeners have bought something because they heard it on a podcast and 81% pay attention to the 'baked-in' mid-roll ads.

The podcast industry is worth $1.6B. That's all in direct response advertising.

"As audiences grow – bigger and bigger brands will flood podcasting with marketing buys — and will realize what direct response brands have known for almost a decade now: **Podcast ads drive some of the best results in marketing, period.**"

Conal Byrne
President



Competition



Podetize® is More Efficient & More Impactful

The podcast industry is fractured across three verticals: Production, Hosting, and Advertising.



Our competition is spread across three verticals:

Production Services
- podcastone
- PRO PODCAST SOLUTIONS
- WE EDIT PODCASTS
- Simplecast

Hosting Platforms
- PodBean
- buzzsprout
- libsyn
- Anchor

Advertising Platforms
- ART19
- acast
- podcorn
- Megaphone

PODETIZE® offers all three services

Podetize's huge advantage? We're one of the only companies that consolidates all three verticals in one, and our proprietary tech stack is easier to use and outperforms the competition to get our clients better results.

With **record low attrition, ad conversion rates 2x the industry average, and staggering client referral rates**, we're proud to offer a clearly superior service. This means better results for our podcasters, advertisers, and listeners.

Vision

Growing a Results-Based Podcast Tech Company

The Podetize® vision : **>10x EBITDA and less than 3-year exit to Google, Amazon, or Spotify**

The Podetize® plan: Significant expansion to position ourselves as a Google AdWords-style brand advertising marketplace for podcasts.

The Podetize® strategy: Launch value-building technology that brings high value results to podcasters, to advertisers, to networks, and to listeners and consumers. Consolidate the active independent podcaster market through our success-based technology and through acquisition to leverage ultimate value in selling digital advertising space.



3 Primary Growth Channels for Podetize's Next 2.5 Years

1 the PodListR™ App Launch enlisting active podcasters/ networks as subscribers

2 Additional customers and revenue from the Brandcaster™ microphone sales

3 Marketplace revenue from advertising brands and listener in-app purchases

BRANDCASTERS, INC. FINANCIAL SUMMARY	2018	2019	2020	2021	2022
DFY SHOWS	124	305	360	576	1,709
SUBSCRIBERS	36	101	63	139	13,049
TOTAL REVENUES	$423K	$619K	$1.0M	$1.4M	$11.4M
OPERATING INCOME	$32K	($150K)	($183K)	($143K)	$2.6M
GROSS MARGIN PCT	61%	61%	56%	61%	54%
VALUE FACTOR	1x	5x	10x	15x	20x
VALUATION	$0.4M	$3.1M	$10.0M	$21.0M	$228M

2019 & 2020 have been revised to match GAAP Reviewed Financials.
Forward-looking projections cannot be guaranteed

PODETIZE®

Investors

Founder-Funded & Market-Proven

We're currently funded through personal investment of shareholders: Tracy Hazzard, Tom Hazzard, Alexandra Hazzard, and Eric 'ERock' Christopher.

We're proud to share that Podetize® clients have been willingly funding company growth by prepaying for services since 2018, allowing for significant YOY growth for clients, listeners, advertisers, and revenue.

To complete our vision, Podetize® is raising debt & equity investment capital in 2 phases.

Capital Growth Roadmap

Phase 1
October 2021

$749k in process with SBA

Completing our proprietary podcast search engine and valuation portal:

A — $250K for PodListR™ App and Portal Completion

B — $150K for Certified Strategist Program to expand sales team without overhead

C — $100K for Brandcaster™ Microphone Launch

D — $250K for Subscriber Acquisition Marketing and working capital

Phase 2
December 2021

$1M Equity Investors

To accelerate the expansion of our existing SaaS technology user acquisition:

A — $500k user acquisition marketing—7500+ shows

B — SaaS CAQ—$50/show for LTV of $800 and churn >16 months

C — DFY CAQ—$100/show for LTV of $15,000 and churn rate >34 months

D — $230k for sales and client success team growth

E — $120k UX upgrades and ad marketplace portal access to current SaaS to keep up with growth

F — $150k working capital



Founders

Executive Team Shareholders

Tracy Hazzard

CEO and Founder



As an Inc. Magazine innovation columnist, and an awarded brand strategist, Tracy has worked for leading brands like Herman Miller, Target, Martha Stewart Living, and Costco.

Tracy hosts The Binge Factor podcast, and the CIO top ranked, Feed Your Brand, as well as The New Trust Economy about blockchain technology. She has been featured in Wired, CNN Money, and on Larry King Now and Digital Trends. Tracy and Tom are an MBA IP Case Study in the Harvard Business Review.

Tom Hazzard

CTO and Co-Founder



An award-winning product development expert, Tom is a forward-thinking entrepreneur with proven sales conversion skills and 68% close rate.

In addition to co-hosting the Forbes-featured fast growth WTFFF?! 3D Printing Podcast and the Feed Your Brand Podcast, he and Tracy have successfully launched over 250 consumer products creating wholesale value of over $2 Billion at e-commerce and mass-market retailers. They hold 42 issued and pending patents with an 86% commercialization rate.

Team

 Tracy Hazzard   CEO

 Tom Hazzard   CTO

 ERock Christopher   Investor & Public Relations

Perks

$250   A 30-minute personal audit of your existing Podcast Show or new Podcast Show idea with founder Tom Hazzard.

$500   Three Months of Podetize Standard Podcast Hosting ($147 Value)

$1,500   Twelve Months of Podetize Standard Podcast Hosting OR Six Months of Podetize Premium Podcast Hosting ($497 Value)

$2,500   Brandcaster™ Self-Recording Microphone Integrated Branded Mic Flag Podcast Growth Book ($299 Value) Guaranteed from the first shipment in Spring 2022 PLUS Twelve Months of Podetize Standard Podcast Hosting OR Six Months of Podetize Premium Podcast Hosting ($497 Value)

$10,000   Podcast Strategy with Founders Tom & Tracy Hazzard 90 minute virtual strategy session For starting a new podcast For strategy to Guest on podcasts Or for reviewing and monetizing a current podcast

FAQ

I only invest in proven people. Why should I invest in the Podetize Founders?

We (Tracy and Tom Hazzard) have a proven track record spanning decades and industries. Having designed over 250 products for mass-market clients like Target, Costco, Best Buy, and Martha Stewart that generated over $2B in sales—plus 42 issued and pending patents with an 86% commercialization rate—we have earned our place in a very elite group of successful serial innovators.

Just ask the Harvard Business Review... They have a best-selling course on Entrepreneurship and Intellectual Property featuring us as the sole case study (and literal model team).

I invest by the numbers. What will my investment dollars be going towards?

We don't need to use your investment for operations. We have been in revenue since our formation in 2017 with $1.3M on slate for this year. Our operations and new innovation development has already been funded with a $745K EIDL SBA Loan.

Your investment will go directly into the launches of three new innovations early next year, and to accelerate our active user growth (users that will stay subscribed month after month) for an increased bottom line profitability.

How is the podoast industry doing? Is it big enough to grow my investment?

If you invest solely by looking at how hot an industry is, let us frame this for you:
Spotify, Sirius, and iHeart have been making a record number of acquisitions, raising market values above 30X and widening the divide between their 2% of shows and the 98% of independent podcasts that together have the lion's share of the $1.6B podcast advertising market.

Do you have a oompany podoast?

Yes - of course we do! Each year, our founder, Tracy Hazzard starts a brand new podcast to test out how hard it is to launch in the current climate and be right in it with our clients too. So we have multiple shows - the ones related to Podetize are: Feed Your Brand and The Binge Factor. Just launching is The Next Little Thing focused on testing the sale and promotion of products, apps, and tools. Other shows created and hosted by our founders are: The New Trust Economy, Product Launch Hazzards, and the show that started everything, WTFFF?! 3D Printing.

EXHIBIT C

Form of Security

EXHIBIT A

Financial Statements

BRANDCASTERS, INC.

(A Nevada Corporation)

FINANCIAL STATEMENTS

ACCOUNTANTS' REVIEW REPORT

DECEMBER 31 2020 AND 2019

BRANDCASTERS, INC

(A Nevada Corporation)

TABLE OF CONTENTS

DECEMBER 31, 2020 AND 2019

ALAN T. SCHIFFMAN, CPA, PC

Financial Strategists   Business Consultants

1166 Dimock Lane   Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net Website: alantschiffman.com

Board of Directors
BRANDCASTERS, Inc
Foothill Ranch, CA 92610   **Independent Accountant's Review Report**

We have reviewed the accompanying financial statements of BRANDCASTERS, Inc., (a Nevada Corporation) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the two years ended December 30, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I (We) believe that the results of my (our) procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of BRANDCASTERS, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Alan T. Schiffman, CPA
October 25, 2021

BRANDCASTERS, INC

(A Nevada Corporation)

Balance Sheets

December 31, 2020 and 2019

(See Accountant's Review Report)

	2020		2019
Assets			
Cash and cash equivalents	20,952	$	2,866
Accounts receivable, net		$	46,098
Loans receivable, shareholders	40,245	$	36,494
Prepaid expenses	21,667	$	6,323
Total current assets	82,865	$	91,781
Fixed Assets			
Fixtures and equipment	9,491	$	2,383
Accumulated depreciation	(3,662)	$	(2,383)
Total Fixed Assets - net	5,829	$	-
Total Assets	**$ 88,694**	**$**	**91,781**
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts Payable	4,791	$	11,862
Accrued expenses	8,410	$	24,618
Loan payables	15,860	$	41,850
Payroll and Sales taxes payable	1,454	$	(362)
Total Current Liabilities	30,515	$	77,968
SBA Loan	21,190		
Note payable, bank	78,201		
Deferred Episode Revenue	343,217	$	228,603
Total Liabilities	473,123		306,571
Stockholders' Equity			
Common stock, no par value 125,000 shares authorized 31,250 sharres issued and outstanding as of December 31, 2020 and 2019	$ 88,500	$	75,000
Retained Earnings (deficit)	(472,929)	$	(289,790)
	(384,429)	$	(214,790)
Total	**$ 88,694**	**$**	**91,781**

See accompanying notes to financial statements

BRANDCASTERS, INC
(A Nevada Corporation)
Statements of Operations
For the Years Ended December 31, 2020 and 2019
(See Accountant's Review Report)

	2020	2019
Revenues		
Sales	$ 1,003,806	$ 618,782
Cost of Goods Sold	495,715	$ 346,878
Gross profit	$ 508,091	$ 271,904
Operating Expenses		
Advertising and marketing expenses	$ 129,872	$ 68,340
Contractors - marketing	$ 87,607	$ 24,717
R & D expenses	$ 98,930	$ 39,176
General and Administrative expenses		
Accounting	$ 115	$ 300
Bank Fees	$ 9,363	$ 2,422
Business Promotion		
Computer supplies - Web services	$ 26,293	$ 28,235
Contractors/Retainers		$ 1,815
Insurance Expense	$ 304	$ 2,037
Janitorial	$ 9,240	$ 8,208
Legal and Professional Fees	$ 28,751	$ 13,213
Meals & Entertainment	$ 4,511	$ 6,110
Office Expenses	$ (1,790)	$ 2,009
Payroll Expenses	$ 19,980	$ 8,441
Rent - office expenses	$ 50,482	$ 32,330
Salaries	$ 166,013	$ 92,435
Supplies	$ 5,136	$ 2,053
Telephone and Internet	$ 5,552	$ 5,689
Travel	21,326	45,491
Total Operating Expenses	$ 661,683	$ 383,021
Other Income & Expenses		
Grant income	$ (3,000)	
Interest Expenses	29,733	36,393
Depreciation	1,279	1,737
Charitable donation		300
Taxes and licenses	1,535	700
	29,547	39,130
Net income (loss) before taxes	(183,139)	(150,247)
Income tax		
Net income (loss)	$ (183,139)	$ (150,247)

See accompanying notes to financial statements

(2)

BRANDCASTERS, INC

(A Nevada Corporation)

Statement of Shareholders' Equity

For the two years ended December 31, 2020 and 2019

(See Accountant's Compilation Report)

	Common Shares	Common Stock	Retained earnings (Deficit)	Total
Balance January 1, 2019	31,250	$ 75,000	$ (139,542)	$ (64,542)
Net Income (Loss)			$ (150,248)	$ (150,248)
Balance, December 31, 2019	31,250	$ 75,000	$ (289,790)	$ (214,790)
Shareholders' contribution		$ 13,500		$ 13,500
Net Income (Loss)			$ (183,139)	$ (183,139)
Balance, December 31, 2020	31,250	$ 88,500	$ (472,929)	$ (384,429)

See accompanying notes to financial statements

(3)

BRANDCASTERS, INC

(A Nevada Corporation)

Statement of Cash Flows

For the Years ended December 31, 2020 and 2019

(See Accountant's Compilation Report)

		2020		2019
Cash Flow From Operating Activities				
Net income (loss)	$	(183,139)	$	(150,248)
Depreciation & Amortization	$	1,279	$	1,737
Adjustments to reconcile net income to cash provided by operating activities:				
Changes in operating assets and liabilities				
(Increase)Decrease in other assets	$	27,003	$	(78,832)
Increase (Decrease) in accounts payable	$	(7,072)	$	8,364
Increase (Decrease) in Deferred Episode Revenue	$	114,614	$	(15,973)
Increase (Decrease) in other liabilities	$	(40,382)	$	237,740
Net cash provided by (utilized in) operating activities		(87,697)		2,788
Cash flow (absorbed in) from Investing activities				
Fixed asset purchase		(7,108)		(1,737)
	$	(7,108)	$	(1,737)
Financing Activities				
Adjustments due to changes in accounting methods				
Capital contribution (distribution)		13,500		
Proceeds from long term loans		99,391		
Net cash used in financing activities		112,891		0
Net (decrease)/increase in cash and cash equivalents		18,086		1,051
Cash and cash equivalents, beginning of year		2,866		1,815
Cash and cash equivalents, end of period	$	20,952	$	2,866

See accompanying notes to the financial statements

BRANDCASTERS, INC

(A Nevada Corporation)

Statement of Cash Flows

For the Years ended December 31, 2020 and 2019

(See Accountant's Compilation Report)

		2020		2019
Cash Flow From Operating Activities				
Net income (loss)	$	(183,139)	$	(150,248)
Depreciation & Amortization	$	1,279	$	1,737
Adjustments to reconcile net income to cash provided by operating activities:				
Changes in operating assets and liabilities				
(Increase)Decrease in other assets	$	27,003	$	(78,832)
Increase (Decrease) in accounts payable	$	(7,072)	$	8,364
Increase (Decrease) in Deferred Episode Revenue	$	114,614	$	(15,973)
Increase (Decrease) in other liabilities	$	(40,382)	$	237,740
Net cash provided by (utilized in) operating activities		(87,697)		2,788
Cash flow (absorbed in) from Investing activities				
Fixed asset purchase		(7,108)		(1,737)
	$	(7,108)	$	(1,737)
Financing Activities				
Adjustments due to changes in accounting methods				
Capital contribution (distribution)		13,500		
Proceeds from long term loans		99,391		
Net cash used in financing activities		112,891		0
Net (decrease)/increase in cash and cash equivalents		18,086		1,051
Cash and cash equivalents, beginning of year		2,866		1,815
Cash and cash equivalents, end of period	$	20,952	$	2,866

See accompanying notes to the financial statements

BRANDCASTERS, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

BRANDCASTERS, Inc. (which may be referred to as the "Company", "we," "us," or "our"), is a Nevada corporation which was organized May 23, 2017. Through a world-wide team of experienced personnel, the Company, operating as "Podetize," provides a comprehensive service to the Podcast host that help Video and podcasters be seen, heard, found and rewarded in the emerging digital environment. The Company builds simple, easy to use solution to help each podcaster and their respective brand to appear professional and to get economically rewarded for the original content creation, and retain and monetize the intellectual property and platform authority.

Since May 23, 2017, the Company has relied upon its shareholders, certain prepayments for episodes and other notes payable for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated no profit and has accumulated losses aggregating $472,929. These matters do raise concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) convertible promissory note and/or preferred stock (see Note 13). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $1,070,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 11 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 the Company has a balance of $20,952.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $491,574 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. under normal trade terms, primarily requiring pre-payment before services are rendered.

The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company has accounts receivable of $49,732 and $0, respectively.

Development of eCommerce Interactive Software Application and Website

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the eCommerce PODETIZE App. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired PODETIZE App. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the PODETIZE App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment of asset value as of December 31, 2020.

Patents, Trademarks and Copywrites:

The Company capitalizes patents, trademarks and copywrites which have continuing values, enhancing the PODETIZE Brand and amortizes such costs over the estimated useful lives. Periodically, management evaluates the current values of such assets. The Company writes down the values of diminished patents, trademarks and copywrites.

Property, Equipment and Depreciation

Property and equipment is stated at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. At December 31, 2020, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes which may be due currently plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's prior account recorded a deferred tax asset of $40,000. The deferred tax asset has been written off as a prior period adjustment and charged to retained earnings (deficit) as of June 30, 2019.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The principles-based standard requires consideration of a five-step framework that includes estimates on the revenue recognized for the accounting period. The five-step process for recognizing revenue and areas that require significant judgement require identification of (1) contracts (including modifications) with customers requiring agreements between the Company and the customer, (2) separate performance obligations that transfer goods and services to the customer, (3) the transaction price, the consideration that the customer expects to receive in exchange for the negotiated goods and services, (4) allocated transaction price to separate performance obligations, if applicable, and (5) revenue recognition over the contract period of performance of the obligations transferring the promised goods and services.

For years ending December 31, 2020 and 2019, the Company had revenue of $1,003,806 and $618,782 respectively.

Property and Equipment and Depreciation

Property and equipment is recorded at cost. Depreciation or property and equipment is provided for by charges to income using the straight-line method over the estimated lives of the respective assets, which range from three to seven years. the Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have developed that warrant revision of the estimated benefit period. At December 31, 2020, management believes no condition of impairment exists.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Equity Based Compensation

The Company believes that incentive stock option awards will help the Company attract, retain, and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - FURNITURE AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2020 and 2019 the Company has the following property and equipment:

	2020	**2019**
Furniture and equipment	$ 9,491	$ 2,383
Less, accumulated depreciation	($ 3,662)	($ 2,383)
Property and equipment, net	**$ 5,829**	**$ 0**

For income tax purposes, the asset is deducted against operating income when purchased.

NOTE 4 – LOANS, NOTES AND OTHER LONG-TERM PAYABLES
Loans payable

As of December 31, 2020 and 2019, the Company had outstanding loans payable in the amount of $15,860 and $41,850 respectively. The Loans payable are uncollateralized, due within twelve months and bear interest at the highest rate allowed by law; currently, an average interest rate of 24% per annum.

Notes payable, U.S. Small Business Administration:

During the year ended December 31, 2020, the Company borrowed money from the U.S. Small Business Administration. The Company received loans pursuant to the Payroll Protection Program (PPP) and the Economic Injury Disaster Loan program ("EIDL").

Payroll Protection Program:

The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 (CAA). The PPP loan will be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period.

During April 2020, the Company received a loan in the amount of $21,190 under the Payroll Protection Program of the U.S. Small Business Administration (PPP). During 2021, the loan amounting to $21,190 was forgiven. The Company will elect to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed. In accordance with ASC 405, "Liabilities," the PPP loan remains a liability until the Company is legally released (obtained forgiveness) from its obligation. The forgiveness received by the Company is recorded as a gain upon the extinguishment of debt in the accompanying statement of operations.

Economic Injury Disaster Loan:

In August and October 2021, the Company received loans aggregating $745,200 under the Advance phase of an Economic Injury Disaster Loan. The unsecured loan matures in October 2051, bears interest at the rate of 3.75% and is payable at the rate of $3,669 per month. The Shareholders are guarantors of the loan.

NOTE 5 – OTHER LONG TERM PAYABLE

Note payable, bank

Effective as of November 25, 2020 the Company established a Flex Pay Loan in the amount of $70,500. The loan payback multiple rate is 1.22 times the initial Term of Loan. Commencing December 9, 2020, loan is to be paid back at the rate of $1,952 for 26 weeks with a final payment in week 26 of $35,250. The interest rate is 11% per annum. The Company paid a loan fee of $2,115.

NOTE 6 – DEFERRED EPISODE REVENUE

Monthly, the Company records as deferred episode revenue, the total revenue applicable to the production of episode packages. Based upon the length of specific contracts, thereafter, the deferred episode revenue is recorded on a prorate basis, as sales income earned on the Statement of Operations.

NOTE 7 - INCOME TAXES

The Company has filed its income tax returns for the three years ended June 30, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard corporation.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 8 – LEASE CONTRACT ARRANGEMENTS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

When management enters into a material lease it will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, will allow the Company to carryforward the historical lease classification. In addition, the Company will elect the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard can materially affect the net earnings (loss). The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

NOTE 9 – STOCKHOLDERS' EQUITY

Capital stock:

Pursuant to the Company's Articles of Incorporation dated May 23, 2017 and the Company Shareholder Agreement of January 18, 2020, the Company initially authorized the issuance of seventy-five thousand (75,000) shares of common stock. During the year ended 2020, the Company authorized the issuance of one hundred twenty-five thousand (125,000) shares of common stock having no par value. The Shareholders are entitled to pre-emptive rights.

The number of shares of Common Stock reserved under the Stock Incentive Option Plan is 13,725 shares. As of May 31, 2021, 175 shares of common stock have been awarded for services rendered, at a strike price of the fair value as of the date of issuance of the stock award

NOTE 10– RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

NOTE 12– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. For the period from inception through December 31, 2020, the Company has incurred losses. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events during the period from July 1, 2021 through September 25, 2021, the date that the financial statements were available to be issued.

Crowdfunded Offering

As of July 19, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of Simple Agreements for Future Equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form CF, as amended in order to receive any funds. See Form CF elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $1,070,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with <u>Sections 1(b)-(d)</u> (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity

and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through October 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Offering Page found on Intermediary's Portal

 **Republic**

Company Name	Podetize



Logo	

Headline	Making podcast monetization actually profitable for all

Slides



Tags	Startups

Pitch text

Summary

- High-growth platform for producing & monetizing podcasts with ads
- 93% client retention rate & recurring revenue generates LCV of $14,820
- 37% ad conversion rate, 2x higher than industry average (YE 2020)
- 4.2M monthly listeners(YE 2020) w/ 500+ subscribers & 1K podcasters (6/21)
- Podcaster founders have 91% commercialization rate for 25 patents
- Featured in CIO, Entrepreneur, Forbes, Wired, & Harvard Business Review
- 2021: projected $1.3M revenue, $249K EBITDA with 62% margin

Problem



Podcasts can be really profitable when done properly.

But the vast majority of podcasters are not able to effectively 'Podetize®' (read: monetize) their podcasts.



Traditional Podcasting Leaves Money on the Table

92.9% of podcasters can't run ads and monetize their shows with their own products and services.

This results in a massive opportunity cost for the podcasters, hosting platforms, and advertisers.

Companies like iHeartRadio & Spotify follow an archaic broadcast-based model, in which the vast majority of podcasts aren't qualified to run ads because they don't pass minimum downloads-per-episode averages.

This leaves **2M+ podcasters unable to monetize their show**, and hosting platforms seeking ways to offload unprofitable podcasts that suck up resources like server bandwidth without generating ad revenue.



So where's the good podcasting money at?

Ads.

67% of podcast listeners don't mind ads, compared to just 6% of TV and commercial radio listeners who don't. It's why brands are so eager to advertise on podcasts—listeners want to support their favorite hosts by supporting the brand advertisers.

Solution

The All-in-One Platform
for More Profitable Podcasts

PODETIZE®
Brandcasters, Inc.

Smarter marketing, production, syndication, and advertising for podcasts & videocasts.

The Podetize® platform empowers ALL podcasters to host, grow, and monetize their show by creating a win-win-win ecosystem for podcast monetization.

We use our proprietary patent pending SaaS and MaaS (Marketing as a Service) technologies to help:

- Podcasters be seen, heard, found, and monetized
- Advertising brands yield a higher conversion rate and ROI
- Listeners earn by doing what they want to do: listen & consume.

How Podetize is Different

- More solutions via SaaS and MaaS model to **create profitable shows faster with increased revenue** from episode 1 with ads that are timely, relevant, and baked-in.

- **Active user opportunity:** Built for the 98% of active podcast hosts that generate 80% of the shows, downloads/plays, and revenue in the marketplace.

- High ad conversion rates: Podetize® Ad-Mixing increases targeting with **37% call-to-action conversion, over 2x higher than podcast industry average** conversion rates.

Product

Whether podcaster or advertiser, Podetize® has a solution for better results.

For Podcasters:
MaaS Production Services

SaaS Syndication
Podcast Hosting, Distribution, and Syndication

Automated Software Membership Portal

- Recurring revenue stream at $49-$299/month
- Auto-add of intro/outro with audio editing
- Patent-pending ad mixing for timely ads
- Baked-in audio ads (not streaming)
- Back catalog capitalization on shows, topic-based episodes, multiple shows, and run of network

MaaS Production
DIY to Done-for-You

- $15K LTV with prepaid fees
- 61% referral rate
- 60% gross margins
- Starting at $179/episode for video, audio, video-to-blog, social share assets, and more.
- Prepaid launch set-up
- Prepaid episode production
- 7-day turnaround time

For Advertisers & Network Builders:
PodListR™ launching March 2022

Podcast Valuation & Marketing Platform (like Zillow for podcasts)

- Directory of podcasts with each show's Podetize® Value: the sales & advertising value of each podcast.
- RR $9-49/monthly & listening fees $1K-10K
- Lists of right-fit shows based on podcast content and value of content and audience
- 75% complete with proven algorithm built on manual services

And launching in 2023… the Podetize® Win-Win-Win Ecosystem Listener Marketplace App to incentivize and reward listeners.

It's all a positive feedback loop.

As the Podetize® production and publishing platform grows through increasing and activating more profitable podcasters, the listener marketplace app becomes more vibrant—encouraging more brand advertisers, attracting more podcasters to the platform, and drawing even more listeners and consumers.



Sellers/Podcasters
Buyers/Networks
Show Sales & Ad Valuations
Verifications Audits & Reviews
Marketing & Ad Boosts
Increase Actual Valuations
Subscriber Lead Gen
No Escrow Closing
Criteria-Based Listing Service
Wishlist to Build Networks
Trusted & Verified Valuations
Based on real or verified data NOT estimates or Host self-disclosure
Integrated Transfer Support
Full Sales, Contract & Escrow Support
PodListR™
1.3M Listed
13K Offered
$650M Listing Value
PODCHASER
IMDB of Podcasts
Strategic Partnerships
GOOGLE
Keyword Tools
SEM Rush | WordPress

Traction

Podetize®: the Leading Podcast Platform

As the largest podcast production company with above-average referral and client growth rates, Podetize®'s success is self-evident:

- The majority of our clients refer their colleagues to us, leading to a 78% close rate (171 of 360 in 2020) for referrals.
- Recurring revenue generates a lifetime client value of $14,820.

- Average client lifespan is 34+ months with a 92.7% retention rate. (Industry standard is less than 38%.)

- Our clients see 54% organic keyword growth and 39% organic web traffic growth monthly to their core business website when they produce at least one episode weekly.

- With a higher-than-average advertising conversion rate of 37% combined with our patent pending ad-mixing technology, we immediately maximize the ad dollars earned by networks and independent show hosts.

5-year revenue projections

5 Year Revenue Projections	2020	2021	2022	2023	2024
DFY CLIENTS	360	576	1,709	5,017	10,685
SUBSCRIBERS	63	339	13,049	28,216	43,648
Recurring Revenues	$66.7K	$86.7K	$2.3M	$6.4M	$15.9M
Product Revenues	$1.2K	-	$3.0M	$5.0M	$6.3M
Services Revenues	$936K	$1.3M	$2.2M	$8.7M	$19.0M
Ad/App Revenues	-	-	$4.0M	$14.4M	$20.6M
TOTAL REVENUES	$1M+	$1.4M	$11.5M	$34.5M	$62.0M
VALUE FACTOR	10x	15x	20x	25x	30x
VALUATION	$10M	$21M	$230M	$862M	$1.8B

NOTES:

- The company carries no Accounts Receivables risk as all production services are either recurring or prepaid/non-refundable and held on account.
- All financials are actual through October 2021.
- Valuation multipliers are based on conservative industry demand and recent industry acquisition valuations.

P⊙DETIZE®

Customers

Podcasters Love Podetize®

Podetize® has served over 500 subscribers and 1000 podcasters, and this number grows monthly. We've syndicated over 20,000 episodes, and as of Oct 2021, our

network shows have a **combined 27.2 million monthly listenership**.

We have an established reputation in the podcasting industry. Our clients rave about our team and services, and the **average client lifespan is 34+ months with a 92.7%** retention rate, compared to the industry standard retention rate of less than 38%.


Podetize is designed to maximize the reach and revenue for podcast hosts and brand advertisers.
Podcast Hosts
• Stay active longer
• Market consistently and constantly
• Have more time to create engaging content to grow audiences
• Build more residual value and revenue streams
Advertisers
• Get keyword-targeted precision marketing
• Build strong trust and confidence among customers
• Maximize ad ROI with 37% conversion rate, 3x higher than standard tv/radio rates

Our clients are experts in their fields: influencers, entrepreneurs, thought leaders, speakers, authors, coaches, celebrities, and professionals building or growing personal brand-based and/or service-based businesses. Our largest segments are in the health & wellness, real estate, financial investing, and personal development categories.

Podetize Clients Get Results

"Because of the Podetize system, I've booked speaking gigs, more people are finding me, my SEO and Google ranking are way up. It's really a beautiful system."



Adam Markel
Speaker, Author, Business
Mentor at The Conscious PIVOT

"I am super pleased with Podetize and its service. I have probably referred over a dozen people."



Mitch Russo
Coach, Writer, Business Genius
at Your First Thousand Clients

"I just love the number of listens I am getting since working with Podetize. My listeners are up, 5 times more, because they know how to make Google love and list my show. My advertising revenue has also gone up, which isn't terrible either."



Mark S A Smith
Author and Podcast Host
at Selling Disruption Show

Tracy And Tom Hazzard's Press, Clients, And Brands

  

  

  

Business Model

Walking the Walk with a Proven Market Strategy

We combine attraction, organic, and guerrilla marketing strategies—modeling what our clients struggle with—using little paid marketing until tactics prove double digit conversion.



Client Referral Program
REFERRALS
61% of clients made 1+ referrals in 2020
Sales Cost <5%
Conversion of Referrals to Sales at 68%
CAQ: $2.25/Client
LTV: $15K
Certified Partner Programs
White Label or JV Partners
13% of Sales in 2020
Paid Certification program beginning Q4 2021
CAQ: $200/Lead
LTV: $20K
The Binge Factor Podcast
THE BINGE FACTOR
Using podcasting as a lead generating model
Resulting in 26% of Sales from funnel/ referrals in 2020
Conversion Rate: 37% and increasing leads in 2021
CAQ: $50/Client
LTV: $15K
Direct Response Social Ads & Posts
PODETIZE
Launching Q4 2021
CAQ: <$1/lead; <$20 to buy
27.8% ad conversion
Lead Generator for hosting
2+% Conversion to Client
CAQ: $299 initial
LTV: $800
Podcast RSS Feed Voice Ads
Using our IP to stream a unique feed to Apple/Spotify
Direct Podetize app ads on any platform show to attract active listeners to switch
Testing in Q1 2022
Lean marketing budget only 15% of sales

Market

117+ Million Monthly
Listeners and Counting

Podcasting is now the fastest-growing advertising medium. In 2021, the number of Americans listening to podcasts at least monthly passed 117M.

This has caused the podcast industry market value to swell to a staggering $1.6 billion in 2021—all because of podcasting's value in effective direct response advertising. By 2023, podcasting is expected to surpass $2 billion in ad spending.

60% of podcast listeners have bought something because they heard it on a podcast and 81% pay attention to the 'baked-in' mid-roll ads.



The podcast industry is worth $1.6B. That's all in direct response advertising.

"As audiences grow – bigger and bigger brands will flood podcasting with marketing buys — and will realize what direct response brands have known for almost a decade now: **Podcast ads drive some of the best results in marketing, period.**"

Conal Byrne
President

iHeartMEDIA

Competition



Podetize® is More Efficient & More Impactful

The podcast industry is fractured across three verticals: Production, Hosting, and Advertising.



Podetize's huge advantage? We're one of the only companies that consolidates all three verticals in one, and our proprietary tech stack is easier to use and outperforms the competition to get our clients better results.

With **record low attrition, ad conversion rates 2x the industry average, and staggering client referral rates**, we're proud to offer a clearly superior service. This means better results for our podcasters, advertisers, and listeners.

Vision

> ## Growing a Results-Based Podcast Tech Company

The Podetize® vision : **>10x EBITDA and less than 3-year exit to Google, Amazon, or Spotify**

 The Podetize® plan: Significant expansion to position ourselves as a Google AdWords-style brand advertising marketplace for podcasts.

The Podetize® strategy: Launch value-building technology that brings high value results to podcasters, to advertisers, to networks, and to listeners and consumers. Consolidate the active independent podcaster market through our success-based technology and through acquisition to leverage ultimate value in selling digital advertising space.



3 Primary Growth Channels for Podetize's Next 2.5 Years

1 the PodListR™ App Launch enlisting active podcasters/ networks as subscribers

2 Additional customers and revenue from the Brandcaster™ microphone sales

3 Marketplace revenue from advertising brands and listener in-app purchases

BRANDCASTERS, INC. FINANCIAL SUMMARY	2018	2019	2020	2021	2022
DFY SHOWS	124	305	360	576	1,709
SUBSCRIBERS	36	101	63	139	13,049
TOTAL REVENUES	$423K	$619K	$1.0M	$1.4M	$11.4M
OPERATING INCOME	$32K	($150K)	($183K)	($143K)	$2.6M
GROSS MARGIN PCT	61%	61%	56%	61%	54%
VALUE FACTOR	1x	5x	10x	15x	20x
VALUATION	$0.4M	$3.1M	$10.0M	$21.0M	$228M

2019 & 2020 have been revised to match GAAP Reviewed Financials. Forward-looking projections cannot be guaranteed

PODETIZE®

Investors

Founder-Funded & Market-Proven

We're currently funded through personal investment of shareholders: Tracy Hazzard, Tom Hazzard, Alexandra Hazzard, and Eric 'ERock' Christopher.

We're proud to share that Podetize® clients have been willingly funding company growth by prepaying for services since 2018, allowing for significant YOY growth for clients, listeners, advertisers, and revenue.

To complete our vision, Podetize® is raising debt & equity investment capital in 2 phases.

Capital Growth Roadmap

Phase 1
October 2021

$749k in process with SBA

Completing our proprietary podcast search engine and valuation portal:

A $250K for PodListR™ App and Portal Completion

B $150K for Certified Strategist Program to expand sales team without overhead

C $100K for Brandcaster™ Microphone Launch

D $250K for Subscriber Acquisition Marketing and working capital

Phase 2
December 2021

$1M Equity Investors

To accelerate the expansion of our existing SaaS technology user acquisition:

A $500k user acquisition marketing—7500+ shows

B SaaS CAQ—$50/show for LTV of $800 and churn >16 months

C DFY CAQ—$100/show for LTV of $15,000 and churn rate >34 months

D $230k for sales and client success team growth

E $120k UX upgrades and ad marketplace portal access to current SaaS to keep up with growth

F $150k working capital



Founders

Executive Team Shareholders

Tracy Hazzard

CEO and Founder



As an Inc. Magazine innovation columnist, and an awarded brand strategist, Tracy has worked for leading brands like Herman Miller, Target, Martha Stewart Living, and Costco.

Tracy hosts The Binge Factor podcast, and the CIO top ranked, Feed Your Brand, as well as The New Trust Economy about blockchain technology. She has been featured in Wired, CNN Money, and on Larry King Now and Digital Trends. Tracy and Tom are an MBA IP Case Study in the Harvard Business Review.

Tom Hazzard

CTO and Co-Founder



An award-winning product development expert, Tom is a forward-thinking entrepreneur with proven sales conversion skills and 68% close rate.

In addition to co-hosting the Forbes-featured fast growth WTFFF?! 3D Printing Podcast and the Feed Your Brand Podcast, he and Tracy have successfully launched over 250 consumer products creating wholesale value of over $2 Billion at e-commerce and mass-market retailers. They hold 42 issued and pending patents with an 86% commercialization rate.

Team

   Tracy Hazzard   CEO

   Tom Hazzard   CTO

   ERock   Investor & Public
                        Christopher   Relations

Perks

$250	A 30-minute personal audit of your existing Podcast Show or new Podcast Show idea with founder Tom Hazzard.
$500	Three Months of Podetize Standard Podcast Hosting ($147 Value)
$1,500	Twelve Months of Podetize Standard Podcast Hosting OR Six Months of Podetize Premium Podcast Hosting ($497 Value)
$2,500	Brandcaster™ Self-Recording Microphone Integrated Branded Mic Flag Podcast Growth Book ($299 Value) Guaranteed from the first shipment in Spring 2022 PLUS Twelve Months of Podetize Standard Podcast Hosting OR Six Months of Podetize Premium Podcast Hosting ($497 Value)
$10,000	Podcast Strategy with Founders Tom & Tracy Hazzard 90 minute virtual strategy session For starting a new podcast For strategy to Guest on podcasts Or for reviewing and monetizing a current podcast

FAQ

I only invest in proven people. Why should I invest in the Podetize Founders?

We (Tracy and Tom Hazzard) have a proven track record spanning decades and industries. Having designed over 250 products for mass-market clients like Target, Costco, Best Buy, and Martha Stewart that generated over $2B in sales—plus 42 issued and pending patents with an 86% commercialization rate—we have earned our place in a very elite group of successful serial innovators.

Just ask the Harvard Business Review... They have a best-selling course on Entrepreneurship and Intellectual Property featuring us as the sole case study (and literal model team).

I invest by the numbers. What will my investment dollars be going towards?

We don't need to use your investment for operations. We have been in revenue since our formation in 2017 with $1.3M on slate for this year. Our operations and new innovation development has already been funded with a $745K EIDL SBA Loan.

Your investment will go directly into the launches of three new innovations early next year, and to accelerate our active user growth (users that will stay subscribed month after month) for an increased bottom line profitability.

How is the podcast industry doing? Is it big enough to grow my investment?	If you invest solely by looking at how hot an industry is, let us frame this for you: Spotify, Sirius, and iHeart have been making a record number of acquisitions, raising market values above 30X and widening the divide between their 2% of shows and the 98% of independent podcasts that together have the lion's share of the $1.6B podcast advertising market.
Do you have a company podcast?	Yes - of course we do! Each year, our founder, Tracy Hazzard starts a brand new podcast to test out how hard it is to launch in the current climate and be right in it with our clients too. So we have multiple shows - the ones related to Podetize are: Feed Your Brand and The Binge Factor. Just launching is The Next Little Thing focused on testing the sale and promotion of products, apps, and tools. Other shows created and hosted by our founders are: The New Trust Economy, Product Launch Hazzards, and the show that started everything, WTFFF?! 3D Printing.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

| **What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?** | Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. |
| | If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Brandcasters, Inc. d/b/a Podetize

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], **Brandcasters, Inc. d/b/a Podetize**, a Nevada corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $7,500,000.

See <u>Section 2</u> for certain additional defined terms.

1. ***Events***

(a) <u>**Equity Financing**</u>.

(i) If an Equity Financing occurs before this instrument terminates in accordance with <u>Sections 1(b)-(d)</u> ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $3,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Nevada, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Orange County, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Remainder of page left blank / Signature page follows.)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Brandcasters, Inc.

By: _____
Title: _____
Address:
Email:

INVESTOR:

By: _____
Name: _____

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Brandcasters, Inc. d/b/a Podetize (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of the Company or their authorized designee. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee , CEO

Date:

EXHIBIT D

Video Transcript

ARORA PODETIZE TRANSCRIPT

- I'm Tracy Hazzard, and along with my partner, Tom Hazzard, we hold 40 patents with an 86% commercialization rate. Meaning that we have designed and developed over 250 products that actually made us and our clients money. Our royalties and successes from working with top brands for over 30 years allowed us to start up and fund Podetize, our industry-leading podcast production service, for the last five years, without any outside investors.

- Tracy and I started our first podcast almost eight years ago, a geeky show on 3D printing called "WTFFF?!" We quickly got to 100,000 listeners, which led us to be featured in Forbes and big brand sponsors like MakerBot and HP. With this rapid success, we were constantly meeting podcasters looking for those same results. Eventually they started shoving credit cards at us saying they'd already tried everything and couldn't crack the code.

- Hi, I'm David Sedoni and I've been a real estate agent in Southern California for 15 years. I got into podcasting a couple of years ago as just something to do for fun to help my clients out. Well, little did I know that if I stopped producing it myself and I took all my time and effort and energy and kept it on my real estate business but I gave my podcast to Podetize, now it's turning into a secondary side business that supplements what I do in real estate.

- Today, Podetize has already served over 1,000 podcasters and syndicated more than 20,000 episodes. Our network shows have a combined 4.2 million monthly listeners.

- Today, Podetize is the largest and most profitable platform for podcast production and syndication, with a proprietary patent pending SaaS and MaaS monetization ecosystem for video and podcasts.

- Our clients rave about our team, technology and services, with a 61% referral rate, an average client lifespan of over 34 months, and with an astounding 92.7% retention rate.

- If you invest solely by looking at how hot an industry is, let me frame this up for you. Spotify, Sirius, and iHeart have been making a record number of acquisitions, raising market values above 30X and widening the divide between their 2% of shows and the 98% of independent podcasters.

- We are focusing on creating the monetization opportunities, similar to Google AdWords and YouTube, that go far beyond just the big guys. If you invest by the numbers, consider this. We don't need your investment dollars to pay for our operations, we've been in revenue since we started with 1.5 million on slate for sales this year. Our operations and new innovation development has already been funded with a $750,000 EIDL SBA loan.

- Your investment will go directly into the launches of new innovations early next year and to the acceleration of active user growth. Users that won't fall victim to podfading and stay subscribing month after month, increasing our bottom line profitability. Through our strategic acquisitions we are consolidating the active independent podcaster market base, taking the company to a 10X plus EBITDA and on exit to Google, Amazon or Spotify within three years.

- Thank you so much for checking out our investment opportunity.

- We would love to have you join the Podetize campaign today and watch your investment grow as we make profitable podcast monetization for all a reality.